SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


       For the period ended November 2002 Commission File Number 1-7274
                                 ---------------

                                   Bell Canada
                 (Translation of Registrant's name into English)


    1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada
                            H3B 4Y7, (514) 870-1511
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F  X
                           ------                             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No  X
                     -------                            -----


If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection with Rule 12g3-2(b): 82-           .
                                   -----------



Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.






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For immediate release


                 BCE closes the Sale of its Directories business


Montreal (Quebec), November 29, 2002 -- BCE Inc. today announced the closing of the sale of its Bell Canada directories business for Cdn $3 billion in cash to Kohlberg Kravis Roberts & Co (KKR) and the Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan.

Approximately Cdn $1.1 billion of cash from the sale of the directories business will flow to BCE for value including the transfer to Bell Canada, subject to regulatory approval, of a controlling interest in Bell ExpressVu. These cash proceeds will be used by BCE to pay for part of the acquisition price of SBC Communications' minority interest in Bell Canada. The remainder of the net proceeds of sale will be used by Bell Canada to further strengthen its balance sheet.

With the completion of this transaction, KKR now owns approximately 60 per cent of the new company holding the directories business, Teachers' Merchant Bank owns approximately 30 per cent, and Bell Canada owns the remaining approximately 10 per cent.

About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --


For further information:

Nick Kaminaris                                            George Walker
Communications                                            Investor Relations
(514) 786-3908                                            (514) 870-2488
Web site: WWW.BCE.CA



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Bell Canada



                       (signed) Michael T. Boychuk
                ------------------------------------------------
                               Michael T. Boychuk
                       Senior Vice-President and Treasurer



                            Date: November 29, 2002